Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Garth Russell KCSA Strategic Communications (212) 896-1250 grussell@kcsa.com

Tikcro Technologies Announces Full Human CTLA-4 Blocking Antibodies
- - -
Reports Second Quarter 2017 Financial Results

Tel Aviv, Israel, September 6, 2017 - Tikcro Technologies Ltd. (OTCQB: TIKRF) today announced it has successfully humanized its CTLA-4 blocking antibodies. The Company also reported its financial results for the second quarter ended June 30, 2017.

Aviv Boim, CEO of Tikcro, commented, “We are pleased to announce that we have achieved an additional milestone in our research plan, with the successful completion of full-humanization of our lead CTLA-4 blocking antibodies. Under commonly used in-vitro assays, we have shown the superiority of our antibodies over industry reference CTLA-4 blocking antibodies. In the upcoming months, we will focus our efforts to explore the efficacy of our lead antibodies by in-vivo animal models for cancer treatment."

Tikcro has successfully generated full-human cytotoxic T lymphocyte-associated antigen 4 (“CTLA-4”) antibodies from animal-derived models. The antibodies show high blocking affinities towards a discontinued epitope of the CTLA-4 receptor's interaction area with its ligands. After in-vivo animal trials expected to begin this year, the Company is planning to pursue additional pre-clinical work through 2018 to further support its regulatory applications for the commencement of clinical trials.

The market size for CTLA-4 blocking antibodies exceeds $1.0 billion per annum. Currently, the FDA approvals for the CTLA-4 blocking antibody market is limited to melanoma treatment. However, several pharma companies, including Tikcro, are pursuing new CTLA-4 antibodies to treat additional clinical cancer indications with less immune related adverse effects.

"While we are in early in-vitro stage with our CTLA-4 antibodies, as we continue to show superiority over industry reference CTLA-4 antibodies, we will have an opportunity to capture a part of this market," concluded Mr. Boim.

Financial Results for the Second Quarter of 2017

Net loss for the second quarter of 2017 was $407,000, or $0.04 per diluted share, compared to a net loss of $332,000, or $0.03 per diluted share, for the same period last year.

As of June 30, 2017, the company held $6.9 million in cash and cash equivalents.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd.
 Condensed Balance Sheets
(US dollars in thousands)

	June 30, 2017	December 31, 2016
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$6,937	$7,507
Receivables and other financial asset	93	89
Total current assets	7,030	7,596

Property and equipment, net	119	136

Total assets	$7,149	$7,732

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$263	$237

Shareholders' equity	6,886	7,495

Total liabilities and shareholders' equity	$7,149	$7,732

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30
	2017	2016	2017	2016

Research and development expenses	$214	$167	$386	$278

General and administrative expenses, net	157	169	302	337

Total operating expenses	371	336	688	615

Operating loss	(371)	(336)	(688)	(615)

Financial income (expenses), net	(36)	4	2	-

Net loss	$(407)	$(332)	$(686)	$(615)

Basic and diluted net loss per share	$(0.04)	$(0.03)	$(0.07)	$(0.06)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879	9,879	9,879